United States
Securities and Exchange Commission
Washington, D.C. 20549

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Schedule 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 11)

The Langer Biomechanics Group, Inc.
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(Name of Issuer)

Common Stock, $.02 par value
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(Title of Class of Securities)

515707107
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(CUSIP Number)


Douglas T. Granat                                  Gerald A. Weber, Esq.
3201 Old Glenview Road                             Gould & Ratner
Suite 235                                          222 North LaSalle Street
Wilmette, Illinois 60091                           Eighth Floor
(847) 251-8300                                     Chicago, Illinois  60601
                                                   (312) 236-3003
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(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

February 13, 2001
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g),
check the following box.    [   ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 515707107
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1. NAME OF REPORTING PERSON:  Trigran Investments, L.P.
                              IRS No. 36-3778244
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	              (a) [X]
                                                                    (b) [ ]
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3. SEC USE ONLY

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4. SOURCE OF FUNDS:

   N/A
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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                   [ ]
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6. CITIZENSHIP OR PLACE OF ORGANIZATION:

   Illinois
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7. SOLE VOTING POWER:  NONE.  See Item 3.

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8. SHARED VOTING POWER:  NONE.  See Item 3.

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9. SOLE DISPOSITIVE POWER:  NONE.  See Item 3.

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10. SHARED DISPOSITIVE POWER:  NONE.  See Item 3.

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

    NONE
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                          [ ]
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

    0%
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14. TYPE OF REPORTING PERSON*

    PN
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1. NAME OF REPORTING PERSON: Kenneth Granat
                             IRS No. ###-##-####

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	              (a) [X]
                                                                    (b) [ ]

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3. SEC USE ONLY

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4. SOURCE OF FUNDS:

   N/A
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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)	                                                [ ]

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6. CITIZENSHIP OR PLACE OF ORGANIZATION:

   United States
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7. SOLE VOTING POWER:  NONE.  See Item 3.

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8. SHARED VOTING POWER:  NONE.  See Item 3.

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9. SOLE DISPOSITIVE POWER:  NONE.  See Item 3.

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10. SHARED DISPOSITIVE POWER:  NONE.  See Item 3.

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

    NONE
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [ ]
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

    0%
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14. TYPE OF REPORTING PERSON:

    IN
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1. NAME OF REPORTING PERSON:  The Granat Family Limited Partnership
                              IRS No. 36-3995726

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	           (a)  [X]
                                                                 (b)  [ ]
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3. SEC USE ONLY:

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4. SOURCE OF FUNDS:

   N/A
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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                 [ ]

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6. CITIZENSHIP OR PLACE OF ORGANIZATION:

   Illinois
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7. SOLE VOTING POWER:  NONE.  See Item 3.

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8. SHARED VOTING POWER:  NONE.  See Item 3.

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9. SOLE DISPOSITIVE POWER:  NONE.  See Item 3.

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10. SHARED DISPOSITIVE POWER:  NONE.  See Item 3.

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

    NONE
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                       [ ]
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

    0%
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14. TYPE OF REPORTING PERSON:

    PN
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AMENDMENT No. 11 TO SCHEDULE 13D
Item 1.  Security and Issuer.

     This Amendment No. 11 to Schedule 13D relates to the common stock, par value $.02 per share (the "Common Stock") of The Langer Biomechanics Group, Inc. (the "Issuer"). The Issuer is a New York corporation with its principal executive offices located at: 450 Commack Road, Deer Park, NY 11729.

     Except as expressly stated below, there has been no material change in any fact or statement made by the above-named persons in the Schedule 13D, filed April 17, 1993, as amended by any of:

     Amendment No. 1, filed February 8, 1995; Amendment No. 2, filed June 7, 1995; Amendment No. 3, filed October 26, 1995; Amendment No. 4, filed April 9, 1996; Amendment No. 5, filed January 15, 1997; Amendment No. 6, filed May 2, 1997; Amendment No. 7, filed August 7, 1997; Amendment No. 8, filed October 20, 1999; Amendment No. 9, filed December 1, 1999; or Amendment No. 10, filed January 26, 2001(sometimes collectively herein referred to as "Schedule 13D, as previously amended") with respect to the Common Stock of the Issuer.

     As provided by Rule 13d-2(a) this Amendment No. 11 contains only material changes to Items to the Schedule 13D, as previously amended.

Item 3.  Source and Amount of Funds or Other Consideration.

     Each of Trigran Investments, L.P., Kenneth Granat and The Granat Family Limited Partnership (the "Reporting Persons") is filing this Amendment No. 11 to Schedule 13D. Each Reporting Person became a member of a group (as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) upon execution of a certain shareholders agreement, dated December 28, 2000, by and among OrthoStrategies, Inc. ("OrthoStrategies"), the Issuer, the Reporting Persons, certain other shareholders of the Issuer and OrthoStrategies Acquisition Corp. ("Purchaser") (such agreement being hereinafter referred to as the "Shareholders Agreement").

     Pursuant to the Shareholders Agreement, OrthoStrategies effected a cash tender offer (the "Offer") for up to 75% of the issued and outstanding shares of Common Stock (the "Offer Agreement"). Each Reporting Person tendered all shares of Common Stock then owned by them into the Offer. The Offer Agreement and the Shareholders Agreement were filed as Exhibits 10.1 and 10.2, respectively, to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2001 (the "Form 8-K"). See Item 6 of Amendment No. 10 to this Schedule 13D for a more detailed description of the Shareholders Agreement.

     Purchaser completed the Offer on February 13, 2001, and acquired all shares of Common Stock owned by each Reporting Person. Upon completion of the Offer, Mr. Granat resigned from the Board of Directors of the Issuer in accordance with a letter agreement, dated December 28, 2000 (the "Resignation Agreement"), a copy of which was filed as Exhibit
10.3 to the Form 8-K.


Item 4.  Purpose of Transaction.

     Not Applicable.

Item 5.  Interest in Securities of the Issuer.

     (a) No shares of Common Stock (including options to purchase shares of Common Stock) of the Issuer are beneficially owned by any Reporting Person as of the date of this filing.

     (b)  Not Applicable.

     (c)  Not Applicable.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

     Not Applicable.

Item 7.  Materials to be Filed as Exhibits.

     1. The Shareholders Agreement (incorporated by reference from
        Exhibit 10.2 to the Form 8-K).
     2. The Offer Agreement (incorporated by reference from Exhibit 10.1 to the Form 8-K).
     3. The Resignation Agreement (incorporated by reference from
        Exhibit 10.3 to the Form 8-K).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 28, 2001

Trigran Investments, L.P., an Illinois limited partnership

     BY:  Trigran Investments, Inc., general partner
	    BY:  /s/ Douglas T. Granat, President

/s/ Kenneth Granat

The Granat Family Limited Partnership, an Illinois limited partnership
     BY:  /s/ Kenneth Granat, General Partner

CUSIP NO.  515707107